UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. )1

RiceBran Technologies
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

762831303
(CUSIP Number)

JACOB MA-WEAVER

CABLE CAR CAPITAL LLC

601 California Street, Suite 1151

San Francisco, California 94108

(415) 857-1965

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762831303	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Funicular Funds, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,232,428 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,232,428 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,232,428 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.98% (1)
14	TYPE OF REPORTING PERSON PN

(1)	The reporting person’s ownership consists of (i) 2,222,222 shares of common stock and (ii) 5,010,206 shares of common stock issuable upon exercise of the Warrants (as defined herein), which are subject to exercise limitations.

CUSIP No. 762831303	13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Cable Car Capital LLC (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,232,428 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,232,428 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,232,428 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.98% (1)
14	TYPE OF REPORTING PERSON IA, PN

(1)	The reporting person’s ownership consists of (i) 2,222,222 shares of common stock and (ii) 5,010,206 shares of common stock issuable upon exercise of the Warrants (as defined herein), which are subject to exercise limitations.

(2)	Cable Car Capital LLC, as the General Partner of Funicular Funds, LP, and Jacob Ma-Weaver, as the Managing Member of Cable Car Capital LLC, may each be deemed the beneficial owner of the Common Stock held by Funicular Funds, LP.

CUSIP No. 762831303	13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Jacob Ma-Weaver (2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,232,428 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,232,428 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,232,428 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.98% (1)
14	TYPE OF REPORTING PERSON IN

(1)	The reporting person’s ownership consists of (i) 2,222,222 shares of common stock and (ii) 5,010,206 shares of common stock issuable upon exercise of the Warrants (as defined herein), which are subject to exercise limitations.

(2)	Cable Car Capital LLC, as the General Partner of Funicular Funds, LP, and Jacob Ma-Weaver, as the Managing Member of Cable Car Capital LLC, may each be deemed the beneficial owner of the Common Stock held by Funicular Funds, LP.

CUSIP No. 762831303	13D	Page 5 of 10 Pages

Item 1.	Security and Issuer

The security to which this statement relates is the common stock, no par value (the “Common Stock”), of RiceBran Technologies (the “Issuer”), whose principal executive offices are located at 25420 Kuykendahl Rd., Suite B300, Tomball, TX 77375.

Item 2.	Identity and Background

(a) This statement is being filed by Funicular Funds, LP (the “Fund”), a Delaware limited partnership, with respect to the Common Stock beneficially owned and held of record by the Fund. The General Partner of the Fund is Cable Car Capital LLC (“Cable Car”), a California limited liability company which serves as investment adviser to the Fund pursuant to a written advisory agreement. Jacob Ma-Weaver, a United States citizen, is the Managing Member of Cable Car and the ultimate individual responsible for directing the voting and disposition of Common Stock held by the Fund.

Each of the Fund and Mr. Ma-Weaver are referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal business address for the Reporting Persons is 601 California Street, Suite 1151, San Francisco, California 94108.

(c) The Fund is a private investment partnership whose principal business is investing and trading in securities. Cable Car is an investment adviser registered with the state securities authority of California. Its principal business is investment management. Mr. Ma-Weaver has sole discretionary authority over the accounts of the Fund.

(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The Common Stock to which this Schedule 13D relates was acquired for an aggregate purchase price of $400,000. Funds for the purchase were obtained from the available working capital of the Fund. Although the Fund has the ability to obtain margin loans in the ordinary course of its business, no part of the purchase price was obtained on margin or through any other borrowings.

CUSIP No. 762831303	13D	Page 6 of 10 Pages

Item 4.	Purpose of Transaction

On December 1, 2023, the Fund entered into a securities purchase agreement with the Issuer pursuant to which the Issuer sold and issued (i) a secured promissory note (the “Note”) in the principal amount of $4,000,000, (ii) 2,222,222 shares of the Issuer’s Common Stock, and (iii) warrants (the “Warrants”) to purchase 5,010,206 shares of Common Stock, for an aggregate purchase price of $4,000,000 (collectively, the “Private Placement”).

The Warrants will be exercisable at a price of $0.18 per share, subject to the terms and conditions of a Warrant Agreement dated December 1, 2023. The Warrants are exercisable at any time on or after December 1, 2023 until the expiration thereof, provided that the Company has a sufficient number of shares of authorized Common Stock under the Company’s Restated and Amended Articles of Incorporation to permit such exercise. The Warrants have a term of five years from the date of issuance.

The Reporting Persons purchased the Common Stock based on the Reporting Persons’ belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of the Common Stock at prices that would make the purchase or sale of the Common Stock desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of the Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, no Reporting Person has any present plan or proposal that otherwise would relate to or result in any of the matters set forth herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Common Stock, selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

(a) The Reporting Persons’ ownership consists of (i) 2,222,222 shares of Common Stock and (ii) 5,010,206 shares of Common Stock issuable upon exercise of the Warrants. The aggregate percentage of Common Stock reported owned by the Reporting Persons is based on 14,469,615 as-exercised shares outstanding inclusive of the following amounts reported by the Issuer on Form 8-K filed with the Securities and Exchange Commission on December 6, 2023: (i) 6,608,376 shares outstanding as of September 30, 2023, (ii) the 5,010,206 Warrants beneficially owned by the Fund, (iii) 150,000 shares of Common Stock issued to Cove Lane Master Fund LLC in exchange of existing Series A Warrants, (iv) 323,810 shares of Common Stock issued to Sabby Volatility Warrant Master Fund, Ltd in exchange of the existing Common Stock Purchase Warrant held by Sabby, and (v) 155,000 shares of Common Stock issued to Hudson Bay Master Fund Ltd. in exchange of the existing Common Stock Purchase Warrant held by Hudson Bay.

As of the close of business on December 1, 2023, the Fund beneficially owned 2,222,222 shares of Common Stock and 5,010,206 Warrants. Cable Car, as the General Partner of the Fund, may be deemed the beneficial owner of the 2,222,222 shares of Common Stock and 5,010,206 Warrants owned by the Fund. Mr. Ma-Weaver, as the Managing Member of Cable Car, may be deemed the beneficial owner of the 2,222,222 shares of the Common Stock and 5,010,206 Warrants owned by the Fund.

(b) The Fund has sole voting and dispositive power over the Common Stock reported herein.

(c) The transactions in the Common Stock by the Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference. None of Cable Car or Mr. Ma-Weaver have entered into any transactions in the Common Stock during the past sixty days. Each Reporting Person and Cable Car disclaims beneficial ownership of such Common Stock except to the extent of his or its pecuniary interest therein.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e) Not applicable.

CUSIP No. 762831303	13D	Page 7 of 10 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit A. Joint Filing Agreement

CUSIP No. 762831303	13D	Page 8 of 10 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: December 11, 2023

FUNICULAR FUNDS, LP

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member of the General Partner

CABLE CAR CAPITAL LLC

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member

JACOB MA-WEAVER

By:	/s/ Jacob Ma-Weaver

CUSIP No. 762831303	13D	Page 9 of 10 Pages

Schedule A

Transactions in the Common Stock of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price ($)	Date of Purchase / Sale
Purchase	2,222,222	$0.18	12/1/2023

CUSIP No. 762831303	13D	Page 10 of 10 Pages

Exhibit A

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: December 11, 2023

FUNICULAR FUNDS, LP

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member of the General Partner

CABLE CAR CAPITAL LLC

By:	/s/ Jacob Ma-Weaver
	Name:	Jacob Ma-Weaver
	Title:	Managing Member

JACOB MA-WEAVER

By:	/s/ Jacob Ma-Weaver